Exhibit 99.1

NEWS RELEASE

2002 THIRD QUARTER RESULTS

EXCELLENT OPERATING PERFORMANCE AND RECORD REVENUES
NET LIQUID ASSETS GREW BY $275,000 PER DAY
INCREASED 2002 RED LAKE FORECASTS
(All amounts in this news release are expressed in United States dollars (US$) unless otherwise stated)

Toronto, October 23, 2002 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce that for the third quarter (ending September 30th) 2002, the Company generated $0.09 and $0.18 per share, of earnings and cash flow, respectively. Management believes it is important to provide clarity and certainty to investors concerning the business of the corporation and its future. As a result, these results include a $0.02 per share charge as a result of an increase in the provision for post closure liabilities at the Wharf Mine. Excluding the effect of this, we recorded our best quarterly performance since we initiated our corporate restructuring in early 1994 (excluding one time anomalous investment gains in 1994). Bullion adjusted earnings and cash flow were, respectively, $0.10 and $0.21 per share. Gold production totaled 162,982 ounces at a cash cost of $86 per ounce sold. If stock options had been expensed, earnings for the quarter would have declined by $0.01 to $0.08 per share based on Canadian and United States Generally Accepted Accounting Principles (GAAP). The CEO and CFO of Goldcorp confirm the veracity and soundness of these financial and operating results and have provided the board of directors with a signed statement supporting this.

RED LAKE MINE – FURTHER INCREASE IN 2002 PRODUCTION FORECASTS

During the third quarter, 2002 the Red Lake Mine had its second most productive quarter ever! The quarterly production of 140,158 ounces of gold at a cash cost of $63 per ounce has been exceeded only by the first quarter 2001 production (146,512 ounces at $54 per ounce). The third quarter, 2002 production included 8,732 ounces from concentrate. For the first nine months of 2002 the Red Lake Mine produced 395,532 ounces at a cash cost of $63 per ounce. As a result of this strong performance, the 2002 total forecast production for Red Lake has been increased (for the second time this year) by 5% to 525,000 ounces at a cash cost of $65 per ounce (from 500,000 ounces at a cash cost of $65 per ounce).

A SOLID GOLD, INDUSTRY LEADING BALANCE SHEET
Gold holdings increased by 25% to 178,911 ounces
Net Liquid Assets grew $275,000 per day = 77% of Operating Cash Flow

By the end of the third quarter, 2002 Goldcorp’s cash and short term investments had increased by $17.1 million to $235.5 million and the Company remains Debt Free and Unhedged. The Company also continued to strengthen its balance sheet to reflect the belief that Gold is Money, by increasing its gold holdings by 25% or 35,316 ounces to a total of 178,911 ounces (5.56 tonnes). The after tax value of the increase in gold holdings during the third quarter 2002 was $8.3 million. The after tax value of the Company’s total liquid assets (cash, short term investments and gold bullion) therefore increased by $25.4 million during the quarter, representing an increase of $275,000 per day, indicating that the Company effectively converted 77% of its operating cash flow into liquid assets after the payment of all operating expenses, capital and dividends on a post tax basis.!

Goldcorp Inc. — 2002 Third Quarter Results	Page 2

Goldcorp’s gold bullion holdings continued to be increased in two ways. First, the Company held back from sale 15,326 ounces (9%) of its quarterly gold production. To date, a total of 78,751 ounces of gold have been accumulated in this manner. This bullion is carried on the balance sheet at cost, in accordance with Canadian GAAP. Second, Goldcorp purchased 19,990 ounces of gold bullion during the quarter at an average price of $306.25 per ounce (compared to the gold price of $323.70 per ounce at quarter end). To date, a total of 100,160 ounces of gold bullion has been accumulated in this manner. Fluctuations in the mark to market value of this portion of the gold bullion holdings are accounted for as unrealized gains or losses and reported quarterly in accordance with Canadian GAAP. In the first nine months of 2002 Goldcorp increased its gold bullion holdings by 143,850 ounces representing an amount equal to 31% of total production during that period.

Goldcorp’s gold bullion holdings are greater than the gold reserves of 39 (or 35%) of the 112 countries which own gold. Its holdings are greater than the gold reserves of Ireland or of Hong Kong and Luxembourg combined.

FINANCIAL AND OPERATING RESULTS
Third Quarter Ended September 30, 2002

Revenues of $49.6 million were at the highest ever quarterly level. Earnings were $16.3 million, or $0.09 per share, compared with $10.6 million or $0.06 per share, in the third quarter, 2001. Cash flow from operations was $32.9 million, or $0.18 per share compared with $17.9 million, or $0.11 per share, in the third quarter of 2001. Had the gold which was produced, but not sold, during the quarter been sold, earnings per share would have increased to $18.0 million, or $0.10 per share, while cash flow per share would have increased to $37.6 million, or $0.21 per share. The increased earnings compared to the third quarter 2001 resulted primarily from the higher gold production and a higher realized gold price. Earnings were also positively impacted by approximately $0.02 per share as a result of a number of non-operating items including, the increased revenue from interest, a $2.0 million gain from the sale of marketable securities and a $5.0 million gain recorded on foreign exchange. This was offset by the $3.5 million increase in the provision for post closure reclamation liabilities at the Wharf Mine and a $1.4 million non-cash increase in the provision for the decline in value of marketable securities.

The decision to increase the provision for post closure liabilities at the Wharf Mine, was made to assure investors that potential future liabilities were fully accounted for and adequate funds reserved to meet the Company’s responsibilities. Previous calculations of post closure costs for the Wharf Mine were made assuming a higher production rate, and lower costs than we now believe to be the case, which has necessitated an increase in the future provisions for these costs. Management believes it is important to provide clarity and certainty to investors concerning the business of the corporation and its future. In making this move Goldcorp feels it is adopting a leadership role within the mining industry, and one that is important in an era where investors require, and deserve, integrity and simplicity.

During the quarter, Goldcorp’s total gold production was 162,982 ounces at a cash cost of $86 per ounce sold compared with 134,907 ounces at a cash cost of $97 per ounce sold in the third quarter, 2001. The Red Lake Mine produced 140,158 ounces at a cash cost of $63 per ounce sold, compared with 111,252 ounces at a cash cost of $65 per ounce sold in the third quarter, 2001. Third quarter 2002 production at the Red Lake Mine resulted from the processing of 60,140 tons (at an average rate of 654 tons per day) with an average grade of 2.37 ounces of gold per ton (opt) (81.3 grams per tonne (gpt)) and a recovery rate of 90.7%. The increased production

Goldcorp Inc. — 2002 Third Quarter Results	Page 3

Financial Results

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

	(in millions of US dollars, except per share amounts.)
Revenues	$49.6	$34.6	$134.3	$126.7
Reported earnings
Per share: Basic	$0.09	$0.06	$0.27	$0.25
Diluted	$0.09	$0.06	$0.25	$0.24
Operating cash flow
Per share: Basic	$0.18	$0.11	$0.42	$0.44
Diluted	$0.17	$0.11	$0.40	$0.44
Bullion adjusted earnings
Per share	$0.10	$0.07	$0.29	$0.26
Bullion adjusted cash flow
Per share	$0.21	$0.13	$0.50	$0.48
Realized gold price ($/oz)	$315	$274	$307	$269
Average gold price ($/oz)	$314	$274	$306	$269

Operating Results

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Gold Production (oz)
Red Lake Mine	140,158	111,252	395,532	389,691
Wharf Mine	22,824	23,655	62,158	79,261

Total	162,982	134,907	457,690	468,952
Production costs ($/oz)[1]
Red Lake Mine
Cash cost[2]	$63	$65	$63	$59
Non-cash cost	30	34	28	34

Total cost	$93	$99	$91	$93
Wharf Mine
Cash cost	$227	$228	$248	$210
Non-cash cost	61	8	42	8

Total cost	$288	$236	$290	$218
Average
Cash cost	$86	$97	$89	$86
Non-cash cost	34	29	30	29

Total cost	$120	$126	$119	$115

1 Production costs are based on ounces of gold sold, which differs from ounces of gold produced.

2 Cash and total costs are calculated in accordance with The Gold Institute standards.

Goldcorp Inc. — 2002 Third Quarter Results	Page 4

for the quarter relative to the same period 2001 was due to a higher grade (2.37 opt compared with 1.99 opt), increased recovery (90.7% compared with 87.5%), and the contribution of 8,732 ounces of gold produced from concentrate processed at Barrick Gold Corp.’s Goldstrike facility in Nevada.

The Wharf Mine produced 22,824 ounces of gold during the quarter at a cash cost of $227 per ounce sold, compared with 23,655 ounces at a cash cost of $228 per ounce in the third quarter of 2001. The reclamation of the Golden Reward Mine is over 50% complete, progressing well and remains on schedule and on budget.

The performance of Saskatchewan Minerals during the quarter was comparable to the same period in 2001, with revenue of $2.3 million and operating profit of $0.5 million and cash flow of $0.6 million.

Nine Months Ended September 30, 2002

Earnings were $46.4 million, or $0.27 per share, during the first nine months of 2002, compared to earnings of $40.6 million, or $0.25 per share, for the same period in 2001. Cash flow from operations for the first nine months, 2002 was $74.3 million, or $0.42 per share, compared with $72.9 million, or $0.44 per share, for the same period in 2001. Had all the gold bullion which was produced, but not sold, during the first nine months of 2002, been sold, earnings would have increased to $0.29 per share, and cash flow would have increased to $0.50 per share.

Gold production for the first nine months of 2002 was 457,690 ounces at a cash cost of $89 per ounce sold, compared with 468,952 ounces at a cash cost of $86 per ounce in the first nine months of 2001. The Red Lake Mine produced 395,532 ounces of gold at a cash cost of $63 per ounce during the first nine months of 2002 compared with 389,691 ounces at a cash cost of $59 per ounce during the same period of 2001. The Wharf Mine produced 62,158 ounces of gold at a cash cost of $248 per ounce to the end of September 2002 compared with 79,261 ounces of gold at a cash cost of $210 per ounce during the first nine months of 2001.

DIVIDEND INCREASED 20%!

During the third quarter 2002 (September 4th, 2002) Goldcorp announced an increase in the total annual dividend payments by 20% from $0.10 to $0.12 per share. The Company intends to make this payment through equal quarterly installments of $0.03 per share. For 2002, two quarterly dividend payments of $0.025 per share were made prior to the dividend increase announcement. The third quarterly payment totaled $0.03 per share and was made on September 23, 2002. The final 2002 quarterly payments will be $0.03 per share for a total 2002 dividend payment of $0.11 per share. The total annual dividend payment is scheduled to reach $0.12 per share in 2003.

Goldcorp believes that making these dividend payments is an important way to return value to shareholders on an ongoing basis. The Company hopes to increase the total amount of this dividend payment as the gold price rises.

Goldcorp Inc. — 2002 Third Quarter Results	Page 5

RED LAKE MINE EXPLORATION SUCCESS
High Grade Zone Richer, Wider and Deeper
10.80 opt (370.3 gpt) over 70 ft (21.34 m)!

We are currently conducting the largest exploration program ever undertaken at the Red Lake Mine with a 2002 budget of $12 million. We are exploring four key target areas in the mine: 1) Deep extensions of our High Grade Zone (HGZ); 2) Deep extensions of sulphide mineralization; 3) Potential repetitions of Red Lake style mineralization to the east in the Far East Zone; and 4) Possible high grade mineralization in the Western Complex Area.

During the quarter (September 6th, 2002) we released particularly encouraging exploration results which continued to confirm the validity of our exploration model which is based on observations that the high grade mineralization at both the Red Lake Mine itself and the adjacent Campbell Mine is controlled by distinct linear structures. More than 75% of all the gold discovered at the Red Lake Mine occurs along, or adjacent to, such a structure. We believe more gold will be discovered along extensions of this known structure and along two additional parallel linear structures which are interpreted to exist to the east (in the Far East Zone) and to the west (in the Western Complex Area).

The most encouraging aspect of these latest exploration results was that the High Grade Zone (HGZ) appears to be widening at depth. The richest intersection encountered was 10.80 opt (370.3 gpt) over 70 feet (ft) (21.34 metres(m)) at a vertical depth of 6850 ft (2088 m), which is the deepest intersection yet obtained from the HGZ and one of the richest and widest. It was within a 338 ft (103 m) interval containing 10 zones of gold mineralization.

AWARDS RECOGNIZING ACHIEVEMENTS
Board Selected as One of the Best
Chairman Named Entrepreneur of the Year.
Saskatchewan Minerals Awarded Excellent Rating in S. C. Johnson Audit

During the quarter, the Company was pleased to announce that its Board of Directors was ranked as the 16th Best Board in Canada in Canadian Business Magazine’s “second annual survey of The Best and Worst Boards in Canada” (August 19, 2002 edition).

On September 26, 2002, Goldcorp’s Chairman and CEO, Robert (Rob) McEwen was selected as the winner of Ernst and Young’s 2002 Ontario Entrepreneur of the Year Award in the Energy Category. The Company was pleased to see Rob receive this award as it recognized the ambition, dedication and innovation which he has focused towards turning the Red Lake Mine into the richest gold mine in the world and towards his goal of making Goldcorp “The Ultimate Gold Company". In accepting this award Rob acknowledged that it reflected the hard work and dedication of all Goldcorp’s employees in working towards these same goals.

One of Saskatchewan Minerals’ major customers – S. C. Johnson and Son Ltd. – conducts annual audits of its suppliers to assess the quality of operating and environmental practices. We are particularly pleased to announce that as a result of the most recent of these audits, Saskatchewan Minerals was awarded an excellent rating, representing a level of operating performance achieved by a select group of suppliers to S. C. Johnson.

Goldcorp Inc. — 2002 Third Quarter Results	Page 6

KEY STATISTICS
(in United States dollars)

	Three months ended		Nine months ended
	Sepember 30,		September 30,
	2002	2001	2002	2001

Operating Results
Gold produced (ounces)	162,982	134,907	457,690	468,952
Gold sold (ounces)	147,656	117,349	413,956	446,689
Per ounce data
Average actual gold price	$315	$274	$307	$269
Average realized gold price	314	274	306	269
Cash cost	86	97	89	86
Total cost	120	126	119	115

Financial Results (thousands)
Revenue from gold sales	$47,294	$32,344	$127,560	$120,646
Total revenues	49,560	34,589	134,345	126,686
Earnings from operations	23,393	14,996	66,248	62,414
Earnings for the period	16,315	10,648	46,377	40,649
Operating cash flow	32,920	17,909	74,265	72,910
Per share data
Earnings for the period
Basic	$0.09	$0.06	$0.27	$0.25
Diluted	$0.09	$0.06	$0.25	0.24
Operating cash flow
Basic	$0.18	$0.11	$0.42	$0.44
Diluted	$0.17	$0.11	$0.40	$0.44
Weighted average number of shares	182,179	164,695	174,765	164,046

			As at	As at
			Sep 30,	Dec 31,
			2002	2001

Financial Position (thousands)
Cash and short-term investments			$235,453	$78,104
Gold Bullion Holdings
Purchased			32,422	—
Produced, not sold:-
Cost			8,985	3,846
Market			25,492	9,694
Working capital			259,633	88,587
Long-term debt			NIL	NIL
Shareholders’ equity			333,746	157,552
Gold production sold forward (hedging)			NIL	NIL
Common shares (000’s)
Outstanding			182,240	165,091
Fully diluted			207,303	179,659

Goldcorp Inc. — 2002 Third Quarter Results	Page 7

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

This interim Management and Discussion Analysis (“MD&A”) updates the annual 2001 MD&A in terms of any significant changes in Goldcorp’s business and analyses the results of operations for the three months ended September 30, 2002 and the nine months ended September 30, 2002.

All amounts are in US dollars, except where otherwise indicated. Goldcorp completed a two-for-one stock split in May 2002 and the per share results from prior reporting periods have been restated to make comparisons to current period results more meaningful.

Earnings and Cash Flow (on a post stock-split basis)

Earnings for the third quarter of 2002 were $16.3 million, or $0.09 per share, compared with $10.6 million, or $0.06 per share, for the third quarter of 2001. The increase in earnings was driven predominantly by the excellent operating performance of the Red Lake Mine, improved gold prices and higher other income.

Revenues for the third quarter of 2002 of $49.6 million grew by $15.0 million (an increase of 43%) from last year due to a higher volume of ounces sold and a 15% improvement in the realized price per ounce of gold.

Non-operational gains contributed $7.7 million to other income during the third quarter of 2002, compared with $1.3 million for the corresponding period last year. The increase is largely related to foreign exchange gains on currency and profit on the sale of marketable securities.

Goldcorp’s earnings for the nine months ended September 30, 2002, in accordance with Canadian Generally Accepted Accounting Principles (GAAP), were $46.4 million, or $0.27 per share. This compares with earnings of $40.6 million, or $0.25 per share, for the corresponding period last year.

Operating cash flow for the third quarter 2002 was $32.9 million, or $0.18 per share, compared with $17.9 million, or $0.11 per share, for the third quarter of 2001. The improvement was driven by higher operating earnings, in particular the operating earnings of the Red Lake Mine.

Operating cash flow for the nine months ended September 30, 2002 was $74.3 million, or $0.42 per share. This compares with cash flow of $72.9 million, or $0.44 per share, for the corresponding period last year.

Cash Resources

Cash and short-term investments increased from $218.3 million at June 30, 2002, to $235.5 million at September 30, 2002.

Goldcorp believes that gold is money. The market for gold is liquid with an established international price. Gold bullion is readily convertible to cash. The market value (pre-tax) of Goldcorp’s gold bullion holdings, based on the London PM Fix as at September 30, 2002, stood at $57.9 million at the end of the third quarter of 2002, an increase of $12.2 million from June 30, 2002.

Goldcorp Inc. — 2002 Third Quarter Results	Page 8

Gold Bullion

Goldcorp purchased 19,990 ounces of gold bullion on the open market during the third quarter of 2002. The average price of the purchased gold bullion was $306.25 per ounce, for a total purchase cost of $6.1 million. This brings the market value of the total amount of gold bullion purchased to date (100,160 ounces) to $32.4 million, based on the London PM Fix on the last business day in September 2002 of $323.70 per ounce. The average cost of the gold bullion purchased to-date is $319.73.

Gold bullion is traded on the open market at an established price. Unrealized gains or losses arising from fluctuations in the price of purchased gold bullion are accounted for on a mark-to-market basis, irrespective of whether or not the gold bullion has actually been sold.

During the third quarter of 2002, the Company continued with its strategy of increasing its gold bullion holdings by withholding some of its production from sale. The Company increased its holdings of gold bullion from production for the three months ended September 30, 2002, by 15,326 ounces (from 63,425 ounces as at June 30, 2002, to 78,751 ounces as at September 30, 2002). The market value of this gold bullion was $25.5 million, based on the London PM Fix on the last business day in September 2002 of $323.70. The cost of the gold bullion produced, but not yet sold, as at September 30, 2002, was $9.0 million.

The Company recognizes revenue under Canadian GAAP. Revenue from gold bullion production is recognized when title passes to the purchaser and as a result revenue is recorded when the gold is sold, not when it is produced.

The Company however believes that its performance should also be assessed with gold bullion valued at its net realizable value and the impact on earnings and cash flow calculated as if the bullion was sold. This approach more accurately reflects the results of our production activities and eliminates income fluctuations caused by changes in inventory levels. The Company refers to these measures as “bullion adjusted earnings” and “bullion adjusted cash flow” respectively.

Bullion adjusted earnings and bullion adjusted cash flow are not measures of performance under Canadian or US GAAP. They should not be considered in isolation or as a substitute for GAAP earnings or operating cash flow. These measures do not have standardized meaning nor are they necessarily comparable with other companies.

For the third quarter of 2002, had we sold all the bullion that was produced during the quarter and after accounting for taxes payable, our reported earnings per share would have increased from $0.09 per share to $0.10 per share, while operating cash flow per share would have increased from $0.18 per share, to $0.21 per share.

For the nine months ended September 30, 2002, had we sold all the bullion that was produced for the first nine months of the year, our reported earnings per share would have increased from $0.27 per share, to $0.29 per share, while operating cash flow per share would have increased from $0.42 per share to, $0.50 per share.

Had all of the 78,751 ounces of gold bullion produced, but not yet sold, been sold during the third quarter of 2002 at the London PM Fix of $323.70, earnings per share would have increased by $0.05 per share, while cash flow per share would have increased by $0.14 per share.

Gold bullion purchases on the open market and gold bullion production are delivered to the Bank of Nova Scotia’s vaults in both Toronto and New York.

Goldcorp Inc. — 2002 Third Quarter Results	Page 9

The following table reconciles earnings and operating cash flow to bullion adjusted earnings and bullion adjusted cash flow.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2002	2001	2002	2001

	(in thousands of US dollars, except per share amounts)
Earnings	$16,315	$10,648	$46,377	$40,649
Unrealized earnings from the change in gold bullion inventory on hand, net of taxes	1,665	1,544	4,971	2,325

Bullion adjusted earnings	$17,980	$12,192	$51,348	$42,974

Bullion adjusted earnings per share
Basic	$0.10	$0.07	$0.29	$0.26

Diluted	$0.09	$0.07	$0.28	$0.26

Operating cash flow	$32,920	$17,909	$74,265	$72,910
Unrealized cash flow from the change in gold bullion on hand, net of taxes	4,691	4,217	12,963	6,051

Bullion adjusted cash flow	$37,611	$22,126	$87,228	$78,961

Bullion adjusted cash flow per share
Basic	$0.21	$0.13	$0.50	$0.48

Diluted	$0.20	$0.13	$0.48	$0.47

Goldcorp Inc. — 2002 Third Quarter Results	Page 10

Operational Summary

Goldcorp produces gold bullion from the Red Lake Mine in Ontario, Canada and the Wharf Mine in South Dakota, USA. It also produces industrial minerals from the Saskatchewan Minerals Mine in Saskatchewan, Canada. A summary of each operation follows:

Gold – Red Lake Mine

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Tons of ore milled	60,140	63,003	181,127	181,720
Tons of ore milled per calendar day	654	685	663	666
Average mill head grade (ounces per ton)	2.37	1.99	2.29	2.31
Average recovery rate	90.7%	87.5%	90.8%	88.6%
Ounces of gold produced	140,158	111,252	395,532	389,691
Ounces of gold sold	127,382	94,920	354,782	367,570
Operating cost per ounce sold
Cash production cost	$63	$65	$63	$59
Non-cash cost	30	34	28	34

Total operating cost	$93	$99	$91	$93

Cash costs of for the third quarter of 2002 of $63 per ounce was $2 lower than for the corresponding period last year. Red Lake delivered excellent production results for the third quarter of 2002 of 140,158 ounces, exceeding expectations and targets. The third quarter production for 2002 was equivalent to 126% of the production for the corresponding period last year. Production for the third quarter of 2002 was ahead of plan by 15,588 ounces.

Gold bullion production for the nine months ended September 30, 2002 of 395,532 ounces was equivalent to 101% of the production for the corresponding period last year. Production for the nine months ended September 30, 2002 was ahead of plan by 39,183 ounces.

Gold bullion production for the third quarter of 2002 of 140,158 ounces resulted from the processing of 60,140 tons at an average grade of 2.37 ounces per ton (opt), or 81.3 grams per tonne (gpt), with a recovery rate of 90.7%.

Gold bullion production for the nine months ended September 30, 2002 of 395,532 ounces resulted from the processing of 181,127 tons at an average grade of 2.29 opt, or 78.5 gpt, with a recovery rate of 90.8%.

Annual forecast production had been set at 475,000 ounces, or approximately 5% below 2001 production levels, so as to facilitate development work in support of exploration efforts in the mine. However, given the performance for the first nine months of the year, the annual production is currently projected at 525,000 ounces at cash cost of $65 per ounce.

Goldcorp Inc. — 2002 Third Quarter Results	Page 11

Gold — Wharf Mine

	Three months ended		Nine months ended
	September. 30,		September 30,

	2002	2001	2002	2001

Tons of ore mined (000’s)	1,199	1,078	3,190	3,273
Tons of waste removed (000’s)	3,060	1,314	9,849	5,182
Ratio of waste to ore	2.55:1	1.22:1	3.09:1	1.58:1
Tons of ore processed (000’s)	1,265	1,141	3,230	3,249
Average grade of gold processed (ounces per ton)	0.030	0.029	0.028	0.030
Ounces of gold produced	22,824	23,655	62,158	79,261
Ounces of gold sold	20,274	22,429	59,174	79,119
Operating cost per ounce
Cash production cost	$209	$218	$234	$195
Royalties and severance taxes	18	10	14	15

Total cash cost	227	228	248	210
Non-cash cost	61	8	42	8

Total operating cost	$288	$236	$290	$218

Production of 22,824 ounces of gold for the third quarter of 2002 is equivalent to 96% of the production for the corresponding period last year. Gold bullion production for the nine months ended September 30, 2002, was 62,158 ounces, which is equivalent to 78% of the production for the corresponding period last year.

Total operating cost for the third quarter of 2002 of $288 per ounce was $52 higher than the corresponding period last year. Non-cash cost for the third quarter ended September 30, 2002 was $61 per ounce, compared with $8 per ounce for the corresponding period last year. The increase in non-cash costs is related to pre-stripping required to access the ore in the mine’s remaining pit. The costs relating to pre-stripping are capitalized and then amortized over the mine’s remaining ounces. Total operating cost for the nine months ended September 30, 2002, of $290 per ounce was $72 higher than the corresponding period last year.

The non-cash cost is forecast at $45 for the year. Cash cost for the year is projected at $250 per ounce and total cost per ounce is expected to be $295 per ounce. Production is forecast at 85,000 ounces.

Reclamation on the Golden Reward Mine commenced during 2002. The budget for the entire reclamation project has been set at $6.4 million, with $4.4 million being budgeted for 2002. Total reclamation expenditures of $3.7 million for the nine months ended September 30, 2002, compares with the budget for the nine months ended September 30, 2002, of $3.8 million.

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. Based on ongoing interaction with federal and state regulators and the community, the Company has decided to set up an additional liability of $3.5 million. This relates to additional costs of monitoring site and water quality for an extended period of time following the cessation of mining and the subsequent mine reclamation (post-closure costs). The Company will be setting aside, in cash, an equal amount in a segregated account to fund the expected liability.

Goldcorp Inc. — 2002 Third Quarter Results	Page 12

Industrial Minerals Operation — Saskatchewan Minerals

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Tons produced	26,520	27,402	94,020	90,165
Tons sold	30,282	30,513	91,280	88,294
Financial results (in millions of US dollars)
Revenues	$2.3	$2.2	$6.8	$6.0
Operating profit	0.5	0.6	1.9	1.4
Operating cash flow	0.6	0.6	2.1	1.6

Revenue and operating profit improved over the corresponding periods last year, due to higher sales volumes and pricing levels.

Expenses

Depreciation, depletion and reclamation expenses incurred for the third quarter ended September 30, 2002 were $8.6 million, compared with $3.6 million for the corresponding period last year. The increase is related to the amortization at the Wharf Mine of capitalized prestripping required to access the ore in the mine’s remaining pit, along with a one-time $3.5 million charge for post-closure costs (see Wharf operational summary).

Total exploration and reserve development expenditures (both expensed and capitalized) were $4.3 million for the third quarter of 2002, compared with $5.6 million for the corresponding period last year. For the nine months ended September 30, 2002, expenditures were $11.1 million, compared with $9.8 million for the corresponding period last year. Of the total exploration expenditures, 19% was expensed during the third quarter and 18% was expensed for the nine months ended September 30, 2002.

Other income

Interest and other income earned during both the quarter and nine months ended September 30, 2002 was higher than the corresponding periods last year, due to interest earned on larger average cash balances, in particular arising from the proceeds of the recent financing.

The Company recorded a gain on foreign currency for the third quarter of 2002 of $5.0 million compared with $1.3 million for the corresponding period last year. The gain during the third quarter of 2002 is due to the appreciation of the U.S. Dollar in relation to the Canadian Dollar during the quarter and the resultant gain from the sale of U.S. denominated cash and short-term investments. This essentially reversed the translation losses recorded during the second quarter of 2002.

The third quarter saw increased activity in the levels of purchase and sale of marketable securities. The Company realized gains on its portfolio of marketable securities for the third quarter of 2002 of $2.0 million, for a year-to-date total of $7.4 million. The Company crystallized gains on long held investments and reduced its position in non-performing securities. During the third quarter of 2002 the Company took a strategic position in a company identified as a potential acquisition target. Upon further analysis, this holding was sold.

Goldcorp Inc. — 2002 Third Quarter Results	Page 13

Liquidity and Capital Resources

The third quarter of 2002 was characterized by strong cash flow from operations and increased trading activity in marketable securities. Net cash provided by operating activities was $32.9 million compared with $17.9 million for the corresponding period last year.

Goldcorp’s treasury is very strong. At the end of September 30, 2002, cash and short-term investments were $235.5 million, an increase of $157.4 million from December 31, 2001. The increase is mainly due to the equity financing completed at the end of April 2002, which added net proceeds of $137.7 million and increased cash flow from operations.

The market value of Goldcorp’s gold bullion holdings, based on the London PM Fix on September 30, 2002 was $25.5 million for gold bullion holdings from production and $32.4 million gold bullion purchased, for an overall market value of $57.9 million.

Goldcorp remains debt free and its gold production and reserves are totally unhedged. Goldcorp has no significant off balance sheet liabilities. Goldcorp operations participate in defined contribution pension plans. Contributions to defined contribution plans are based on specified percentages of salaries. Goldcorp has no associated unfunded pension liabilities.

Due to the Company’s continued strong financial position and performance, the quarterly dividend was increased by 20%. The third quarter dividend payment was $0.03 per share (previously $0.025 per share), bringing the total dividend payment for the three months ended September 30, 2002 to $5.5 million.

Outlook for 2002

With the excellent nine month production results from the Red Lake Mine, its gold production, originally budgeted at 475,000 ounces for the year, is now forecast at 525,000 ounces for the year at a cash cost of $65 per ounce. The total cost at the Red Lake Mine is forecast at less than $100 per ounce for the year.

Gold production from the Wharf Mine is expected to reach 85,000 ounces for the year, with cash cost of $250 per ounce. The total cost at the Wharf Mine is forecast at $295 per ounce for the year.

Consolidated earnings for the year is forecast at $0.34 per share and cash flow per share is forecast at $0.58 per share. The Company expects to continue its strategy of building its gold bullion holdings.

Stock Option Compensation

The Company plans to commence expensing stock options effective January 1, 2003.

The Company discloses the effect of stock options issued since January 1, 2002, in accordance with the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants Handbook, in a note to its financial statements (See note 2). It is presented for information purposes only and the compensation expense relating to stock options is not actually expensed in the financial statements.

Under the stock option plan the Company is authorized to issue options up to 10% of the common shares outstanding. The compensation cost of the stock options are expensed over the options’ vesting period, which, in the case of Goldcorp, is three years.

Goldcorp Inc. — 2002 Third Quarter Results	Page 14

The following is the Company’s pro forma earnings with the fair value method applied to all options issued since January 1, 2002:

	Three months ended	Nine months ended
	Sept. 30, 2002	Sept. 30, 2002

Earnings for the period	$16,315	$46,377
Compensation expense related to fair value of stock options	(1,253)	(2,551)

Pro forma earnings for the period	$15,062	$43,826

Pro forma earnings per share
Basic	$0.08	$0.25

Diluted	$0.08	$0.24

US accounting principles have required disclosure of pro forma earnings and earnings per share since 1996. Under this basis, the compensation cost of stock options is $1.4 million (or $0.01 per share) for the three months ended September 30, 2002, and $3.2 million (or $0.02 per share) for the nine months ended September 30, 2002.

Forward-Looking Statements

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading “Risk Factors” and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

Financial Information

Attached are the Consolidated Financial Statements of Goldcorp Inc. for the three and nine months ended September 30, 2002.

Goldcorp Inc. — 2002 Third Quarter Results	Page 15

Goldcorp

In 2001, Goldcorp was the most profitable North American gold company, on a per share basis. Its Red Lake mine is believed to be the richest gold mine in the world. The company is in excellent financial condition, with no debt and strong free cash flow and earnings. Goldcorp is North America’s largest unhedged gold company!

Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Exchange (PCX) in the U.S.A. and on the Montreal Exchange (MX) in Canada.

For further information, please contact:
Chris Bradbrook	Corporate Office:
Vice President, Corporate Development	145 King St. West, Suite 2700
Tel. (416) 865-0326	Toronto, Ontario
Fax. (416) 361-5741	Canada, M5H 1J8
Website: www.goldcorp.com
Email: info@goldcorp.com

Goldcorp Inc. — 2002 Third Quarter Results	Page 16

GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands of United States dollars)

	As at	As at
	September 30,	December 31,
	2002	2001

	(unaudited)
Assets
Current assets
Cash and short-term investments	$235,453	$78,104
Gold bullion (note 3)
Purchased	32,422	—
Produced (market value: $25,492; 2001: $9,694)	8,985	3,846
Accounts receivable	4,408	2,963
Marketable securities	5,685	5,942
Inventories	15,792	11,588
Future income taxes	130	898
Prepaid expenses	374	1,071

	303,249	104,412
Mining interests, net	122,259	117,971
Deposits for reclamation costs	4,597	2,764
Other assets	1,205	1,258

	$431,310	$226,405

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$15,382	$12,747
Taxes payable	28,234	3,078

	43,616	15,825

Provision for reclamation and post closure costs	18,216	18,270

Future income taxes	35,732	34,758

Shareholders’ equity
Capital stock (notes 2 and 5)	348,485	205,298
Note receivable from officer	—	(2,413)
Cumulative translation adjustment	(16,664)	(15,010)
Retained earnings (deficit) (note 6)	1,925	(30,323)

	333,746	157,552

	$431,310	$226,405

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. — 2002 Third Quarter Results	Page 17

Consolidated Statements of Operations (unaudited)
(in thousands of United States dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Revenues
Gold bullion	$47,294	$32,344	$127,560	$120,646
Industrial minerals	2,266	2,245	6,785	6,040

	49,560	34,589	134,345	126,686

Expenses
Operating	15,064	13,149	42,665	43,578
Corporate administration	1,765	1,186	7,159	3,755
Depreciation, depletion and reclamation	8,573	3,587	16,291	13,614
Exploration	765	1,671	1,982	3,325

	26,167	19,593	68,097	64,272

Earnings from operations	23,393	14,996	66,248	62,414

Other income (expense)
Interest and other income	1,292	361	2,386	945
Gain (loss) on foreign exchange	5,040	1,265	(403)	802
Unrealized gain on gold bullion investment	766	—	398	—
Gain on marketable securities	1,964	117	7,378	395
Decrease (increase) in provision for decline in value of marketable securities	(1,409)	(477)	1,145	(970)

	7,653	1,266	10,904	1,172

Earnings before taxes	31,046	16,262	77,152	63,586
Income and mining taxes	14,731	5,614	30,775	22,937

Earnings for the period	$16,315	$10,648	$46,377	$40,649

Earnings per share
Basic	$0.09	$0.06	$0.27	$0.25

Diluted	$0.09	$0.06	$0.25	$0.24

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. — 2002 Third Quarter Results	Page 18

Consolidated Statements of Deficit (unaudited)
(in thousands of United States dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Deficit at beginning of period	$(8,924)	$(40,855)	$(30,323)	$(66,859)
Earnings for the period	16,315	10,648	46,377	40,649
Dividends paid to common shareholders	(5,466)	(4,119)	(14,156)	(8,205)
Interest on note receivable from officer	—	40	27	129

Retained earnings (deficit) at end of period	$1,925	$(34,286)	$1,925	$(34,286)

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. — 2002 Third Quarter Results	Page 19

Consolidated Statements of Cash Flows (unaudited)
(in thousands of United States dollars)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Cash provided by (used in)
Operating activities
Earnings for the period	$16,315	$10,648	$46,377	$40,649
Items not affecting cash Depreciation, depletion and reclamation	8,573	3,587	16,291	13,614
Unrealized gain on gold bullion investment	(766)	—	(398)	—
Gain on marketable securities	(1,964)	(117)	(7,378)	(395)
Increase (decrease) in provision for decline in value of marketable securities	1,409	477	(1,145)	970
Future income taxes	1,441	6,732	4,219	22,954
Other	(1,731)	(69)	(3,955)	(216)
Change in non-cash operating working capital	9,643	(3,349)	20,254	(4,666)

Net cash provided by operating activities	32,920	17,909	74,265	72,910

Investing activities
Mining interests	(7,073)	(5,139)	(19,656)	(13,481)
Purchase of gold bullion	(6,122)	—	(32,024)	—
Purchases of marketable securities	(121,077)	(1,287)	(148,989)	(1,484)
Proceeds from sale of marketable securities	133,249	117	157,998	695
Increase in deposits for reclamation costs	—	—	(1,847)	(8)

Net cash used in investing activities	(1,023)	(6,309)	(44,518)	(14,278)

Financing activities
Issue of capital stock	456	1,412	140,600	4,336
Repayment of note receivable from officer	—	—	2,413	—
Dividends paid to common shareholders	(5,466)	(4,119)	(14,156)	(8,205)

Net cash provided by (used in) financing activities	(5,010)	(2,707)	128,857	(3,869)

Effect of exchange rate changes on cash	(9,777)	(2,181)	(1,255)	(1,681)

Increase in cash and short-term investments	17,110	6,712	157,349	53,082
Cash and short-term investments at beginning of period	218,343	63,545	78,104	17,175

Cash and short-term investments at end of period	$235,453	$70,257	$235,453	$70,257

The accompanying notes are an integral part of these consolidated financial statements

Goldcorp Inc. — 2002 Third Quarter Results	Page 20

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)
(United States dollars, tabular amounts in thousands)

1.	General

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2001.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.	Changes in Accounting Policies – Stock-Based Compensation

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method. Accordingly, the fair value of the 3,687,000 options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 1%; volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of the options of 3 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options’ vesting period, which is 3 years.

Goldcorp Inc. — 2002 Third Quarter Results	Page 21

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

The following is the Company’s pro forma earnings with the fair value method applied to all options issued during the period:

	Three months ended	Nine months ended
	September 30,	September 30,
	2002	2002

Earnings for the period	$16,315	$46,377
Compensation expense related to fair value of stock options	(1,253)	(2,551)

Pro forma earnings for the period	$15,062	$43,826

Pro forma earnings per share Basic	$0.08	$0.25

Diluted	$0.08	$0.24

3.	Gold Bullion

Gold bullion inventory produced by Goldcorp’s operations has been accounted for differently than gold bullion purchased. Gold bullion produced is carried at the lower of average cost or net realizable value, whereas purchased gold bullion is carried at net realizable value and the unrealized gains and losses are charged to earnings during the current period.

During the nine months ended September 30, 2002, the Company purchased 100,160 ounces of gold bullion for a total cost of $32,024,000. At September 30, 2002, the market value of the purchased gold bullion was $32,422,000, an increase of $398,000, which the Company has recorded as an unrealized gain on gold bullion investment.

At September 30, 2002, the Company had 78,751 ounces of produced gold bullion, which is carried on the balance sheet at a production cost of $8,985,000. Based on a gold price of $323.70 per ounce on September 30, 2002, the Company’s purchased gold bullion had a market value of $25,492,000.

Goldcorp Inc. — 2002 Third Quarter Results	Page 22

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

4.	Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company’s gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry. Revenues from gold operations are attributed based on the location of the operation and revenues from industrial minerals are based on the location of the customer.

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Gold
Revenues:
Canada	$40,849	$26,069	$109,308	$98,940
United States	6,445	6,275	18,252	21,706

	47,294	32,344	127,560	120,646
Depreciation, depletion and reclamation	8,512	3,527	16,116	13,433
Operating income before taxes	24,678	15,860	71,502	65,008
Expenditures for mining interests	6,795	5,123	19,187	13,465
Industrial Minerals
Revenues:
Canada	$1,309	$1,332	$3,849	$3,643
United States	957	913	2,936	2,397

	2,266	2,245	6,785	6,040
Depreciation, depletion and reclamation	61	60	175	181
Operating income before taxes	480	322	1,905	1,161
Expenditures for mining interests	278	16	469	16
Total
Revenues:
Canada	$42,158	$27,401	$113,157	$102,583
United States	7,402	7,188	21,188	24,103

	49,560	34,589	134,345	126,686
Depreciation, depletion and reclamation	8,573	3,587	16,291	13,614
Operating income before taxes	25,158	16,182	73,407	66,169
Expenditures for mining interests	7,073	5,139	19,656	13,481

Goldcorp Inc. — 2002 Third Quarter Results	Page 23

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

Reconciliation of earnings before taxes

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Operating income from reportable segments before taxes	$25,158	$16,182	$73,407	$66,169
Unrealized gain on gold bullion investment	766	—	398	—
Gain on marketable securities	1,964	117	7,378	395
Decrease (increase) in provision for decline in value of marketable securities	(1,409)	(477)	1,145	(970)
Interest and other income	1,292	361	2,386	945
Gain (loss) on foreign exchange	5,040	1,265	(403)	802
Corporate administration	(1,765)	(1,186)	(7,159)	(3,755)

Earnings before taxes	$31,046	$16,262	$77,152	$63,586

5.	Capital Stock

On March 21, 2002, the Company’s shareholders approved a two-for-one split of the Company’s common shares. The record date for the split was May 22, 2002. Previously reported earnings per share information has been adjusted to reflect this split.

On April 30, 2002, the Company issued 8,000,000 Units (on a pre-split basis) at a price of US$18.00 per Unit, for net proceeds of $137,740,000. Each Unit consisted of one common share and one-half of one share purchase warrant. One full share purchase warrant, subsequent to the two-for-one share split, entitles the holder to purchase two common shares at a price of US$25.00 for a period of up to five years from the closing date of April 30, 2002.

At September 30, 2002, the Company had 182,240,392 common shares outstanding. If all outstanding options and warrants had been exercised a total of 207,302,506 common shares would have been outstanding.

Goldcorp Inc. — 2002 Third Quarter Results	Page 24

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

The following table sets forth the computation of diluted earnings per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Numerator:
Earnings available to common shareholders	$16,315	$10,648	$46,377	$40,649

Denominator (shares in thousands):
Weighted average shares outstanding	182,179	164,695	174,765	164,046
Effect of dilutive securities:
Employee stock options and warrants	8,341	4,398	7,270	3,366

Adjusted weighted average shares and assumed conversions	190,520	169,093	182,035	167,412

6.	Amalgamation with CSA Management Inc.

During 2000, Goldcorp amalgamated with CSA Management Inc. (CSA), a major shareholder of Goldcorp with a 17% equity interest and a 44% voting interest. The Goldcorp common shares held by CSA were cancelled on amalgamation. For accounting purposes, the cancellation was treated as Goldcorp redeeming its common shares with common share capital, contributed surplus and retained earnings reduced as follows:

Share capital	$36,553
Contributed surplus	5,569
Retained earnings	56,276

Total	$98,398

The accounting treatment had the effect of reducing Goldcorp’s share capital, eliminating existing contributed surplus and moving the Company’s retained earnings, at the date of the transaction, into a deficit position. At September 30, 2002, the Company had retained earnings of $1,925,000.